Exhibit 99.1

Constellium Reports First Quarter 2020 Results

Paris, April 29, 2020 – Constellium SE (NYSE: CSTM) today reported results for the first quarter ended March 31, 2020.

First quarter 2020 highlights:

•	Shipments of 393 thousand metric tons, down 5% compared to Q1 2019

•	Revenue of €1.4 billion, down 6% compared to Q1 2019

•	Net loss of €31 million compared to net income of €24 million in Q1 2019

•	Adjusted EBITDA of €147 million, up 9% compared to Q1 2019

•	Cash from Operations of €144 million and Free Cash Flow of €87 million

•	Net debt / LTM Adjusted EBITDA of 3.7x at March 31, 2020

•	Liquidity of €616 million at March 31, 2020

Jean-Marc Germain, Constellium’s Chief Executive Officer said, “The Covid-19 pandemic has introduced a new set of challenges for Constellium, but we remain confident in our ability to navigate through the crisis. Our first priority is the health and safety of our employees and their families. To this end, we have implemented a number of initiatives at our manufacturing sites to protect our employees. We also remain highly focused on meeting the demand of our customers in critical industries such as beverage, food, healthcare, national defense, and transportation.”

“I want to commend our team on an excellent first quarter performance and for continuing to deliver great service to our customers, in spite of the challenges. Our Adjusted EBITDA increased by 9% to a record €147 million, driven by strong performance at both P&ARP and A&T and much improved performance in AS&I. Our Free Cash Flow generation was very strong at €87 million. We were able to achieve this impressive performance despite headwinds from reduced economic activity late in the quarter,” said Mr. Germain.

Mr. Germain continued, “Constellium took swift actions in response to the COVID-19 pandemic. We are aggressively reducing costs, optimizing our working capital, further reducing our capital spending, and significantly augmenting our liquidity position. I am confident that we are well-positioned to weather this storm and emerge as a stronger company. Given the uncertainty around the extent and duration of the effects of the pandemic, we are withdrawing our guidance until our visibility improves.”

•	Prioritizing Health and Safety

Constellium’s first priority is the health and safety of our employees and their families. We have been implementing a number of initiatives at our manufacturing sites to promote the well-being of employees, their families and the local community, including actions taken in response to governmental requirements. Such actions include increased cleaning, sanitation, work space protection, and social distancing at our manufacturing and other facilities, business travel bans, strict policies for visitors and suppliers, and a work-from-home policy for employees, where possible.

•	Group Summary

	Q1 2020	Q1 2019	Var.
Shipments (k metric tons)	393	413	(5)%
Revenue (€ millions)	1,437	1,536	(6)%
Net income / (loss) (€ millions)	(31)	24	n.m.
Adjusted EBITDA (€ millions)	147	135	9%
Adjusted EBITDA per metric ton (€)	375	329	14%

The difference between the sum of reported segment revenue and total group revenue includes revenue from certain non-core activities and inter-segment eliminations. The difference between the sum of reported segment Adjusted EBITDA and the Group Adjusted EBITDA is related to Holdings and Corporate.

For the first quarter of 2020, shipments of 393 thousand metric tons decreased 5% compared to the first quarter of last year due to lower shipments in all three segments. Revenue of €1.4 billion decreased 6% compared to the first quarter of last year primarily due to lower shipments and lower metal prices, partially offset by improved price and mix across all three segments. Net loss of €31 million compared to a net income of €24 million in the first quarter of 2019 primarily related to a non-cash unfavorable change in unrealized gains and losses on derivatives related to our commodity hedging positions. Adjusted EBITDA of €147 million increased 9% compared to the first quarter of last year due to improved results in the Packaging and Automotive Rolled Products and the Automotive Structures and Industry segments.

•	Results by Segment

•	Packaging and Automotive Rolled Products (P&ARP)

	Q1 2020	Q1 2019	Var.
Shipments (k metric tons)	269	281	(4)%
Revenue (€ millions)	752	828	(9)%
Adjusted EBITDA (€ millions)	66	59	12%
Adjusted EBITDA per metric ton (€)	245	210	17%

First quarter Adjusted EBITDA increased 12% compared to the first quarter of 2019 primarily due to good cost control and improved price and mix, partially offset by lower shipments from our European plants due to COVID-19 related weakness late in the quarter.

For the first quarter of 2020, shipments of 269 thousand metric tons decreased 4% compared to the first quarter of last year due to lower shipments across our automotive, packaging, and specialty products. Revenue of €752 million decreased 9% compared to the first quarter of 2019 primarily due to lower metal prices and lower shipments.

•	Aerospace and Transportation (A&T)

	Q1 2020	Q1 2019	Var.
Shipments (k metric tons)	59	66	(10)%
Revenue (€ millions)	359	378	(5)%
Adjusted EBITDA (€ millions)	52	52	0%
Adjusted EBITDA per metric ton (€)	887	797	11%

First quarter Adjusted EBITDA was comparable to the first quarter of 2019 as improved price and mix were offset by lower shipments and higher raw material costs.

For the first quarter of 2020, shipments of 59 thousand metric tons decreased 10% compared to the first quarter of 2019 on lower Transportation, Industry and Other rolled product shipments due to continued demand weakness in Europe and North America. Revenue of €359 million decreased 5% compared to the first quarter of 2019 on lower shipments and lower metal prices, partially offset by improved price and mix.

•	Automotive Structures and Industry (AS&I)

	Q1 2020	Q1 2019	Var.
Shipments (k metric tons)	65	66	(1)%
Revenue (€ millions)	342	344	0%
Adjusted EBITDA (€ millions)	34	29	17%
Adjusted EBITDA per metric ton (€)	529	448	18%

First quarter Adjusted EBITDA increased 17% compared to the first quarter of 2019 on improved price and mix and solid cost control.

For the first quarter of 2020, shipment of 65 thousand metric tons were slightly down compared to the first quarter of last year. Revenue of €342 million was comparable to the first quarter of 2019 as improved price and mix was offset by lower metal prices.

•	Net Income

For the first quarter of 2020, net loss of €31 million compared to net income of €24 million in the first quarter of last year. The change in net income is primarily related to an unfavorable change in unrealized gains and losses on derivatives related to our commodity hedging positions.

•	Cash Flow

Free Cash Flow was €87 million for the first quarter of 2020 compared to €73 million in the same period of the prior year. The change was primarily due to higher Adjusted EBITDA and solid trade working capital performance.

Cash flows from operating activities were €144 million for the first quarter of 2020 compared to cash flows from operating activities of €132 million in the same period of the prior year. Constellium increased factored receivables by €4 million for the first quarter compared to an increase of €24 million in the same period of the prior year.

Cash flows used in investing activities were €57 million for the first quarter of 2020 compared to cash flows used in investing activities of €142 million in the same period of the prior year. The first quarter of 2019 included a net €83 million outflow related to the acquisition of our partner’s 49% interest in the Bowling Green joint venture.

Cash flows used in financing activities were €1 million for the first quarter of 2020 compared to cash flows from financing activities of €66 million in the same period of the prior year. The first quarter of 2019 included a €54 million lease redemption associated with the acquisition of Bowling Green.

•	Liquidity and Net Debt

Liquidity at March 31, 2020 was €616 million, comprised of €270 million of cash and cash equivalents and €346 million available under our committed lending facilities and factoring arrangements. On April 24, Constellium entered into a new $166 million Delayed Draw Term Loan with a syndicate of banks as part of a broader strategy to further enhance its liquidity.

Net debt was €2,130 million at March 31, 2020 compared to €2,183 million at December 31, 2019.

•	COVID-19 Operational Update

The outbreak of COVID-19 and measures to prevent its spread began to impact customer demand in Europe and in North America during March and continued into April. Automotive OEMs began curtailing their operations in mid-March and such operations remain largely curtailed in both North America and Europe. Aerospace OEMs have also announced reductions or curtailments to their operations. In contrast, demand from our packaging customers has remained strong.

As our customers reduced or delayed production, we adjusted operating levels at the relevant manufacturing sites. With the exception of our automotive specific plants, all of our plants continue to operate and produce for critical end-markets, such as beverage, food, healthcare, national defense, and transportation. Our plants have substantially adjusted to current levels of demand, and our employment levels have largely stabilized. In certain cases, plants have been gradually increasing production levels. Our automotive plants are preparing for restarts in May. While the situation remains fluid, we continue to monitor the impact of the pandemic and anticipate continued temporary reductions in operating levels at many of our manufacturing facilities. We expect our actions will facilitate prompt and efficient resumption of full production levels once market conditions allow.

Constellium has taken a number of actions to offset the financial impacts of the COVID-19 pandemic. This includes reducing input purchases, all discretionary spending, and labor costs; managing trade working capital; targeting capital spending of €175 million in 2020 (down €96 million compared to 2019); and building liquidity, including through the Delayed Draw Term Loan, potentially loans under government-sponsored borrowing programs in France, Germany and Switzerland, and other available governmental aid programs. Management remains confident in its ability to navigate through this global crisis.

•	Outlook

Given the continuously evolving nature of the COVID-19 pandemic, Constellium is unable to forecast with reasonable accuracy the implications of the crisis or the environment that will follow, including the level of demand across our end markets or the impact on our supply chains. Therefore, the Company believes it is prudent to withdraw all financial guidance until our visibility improves.

•	Forward-looking statements

Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This press release may contain “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets, while others are more specific to our business and operations. These risks and uncertainties include, but are not limited to: market competition; economic downturn; disruption to business operations, including the length and magnitude of disruption resulting from the global COVID-19 pandemic; the inability to meet customer demand and quality requirements; the loss of key customers, suppliers or other business relationships; the capacity and effectiveness of our hedging policy activities; the loss of key employees; levels of indebtedness which could limit our operating flexibility and opportunities; and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

•	About Constellium

Constellium (NYSE: CSTM) is a global sector leader that develops innovative, value added aluminium products for a broad scope of markets and applications, including aerospace, automotive and packaging. Constellium generated €5.9 billion of revenue in 2019.

Constellium’s earnings materials for the first quarter ended March 31, 2020, are also available on the company’s website (www.constellium.com).

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

(in millions of Euros)	Three months ended March 31, 2020	Three months ended March 31, 2019
Revenue	1,437	1,536
Cost of sales	(1,284)	(1,392)

Gross profit	153	144

Selling and administrative expenses	(66)	(68)
Research and development expenses	(13)	(12)
Other gains / (losses) - net	(68)	16

Income from operations	6	80

Finance costs - net	(45)	(46)
Share of income / (loss) of joint-ventures	—	5

(Loss) / income before income tax	(39)	39

Tax income / (expense)	8	(15)

Net (loss) / income	(31)	24

(Loss) / income attributable to:
Equity holders of Constellium	(31)	23
Non-controlling interests	—	1

Net (loss) / income	(31)	24

Earnings per share attributable to the equity holders of Constellium, in euros per share
Basic	(0.22)	0.17
Diluted	(0.22)	0.17
Weighted average shares, in thousands
Basic	137,867	135,984
Diluted	137,867	138,912

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME / (LOSS) (UNAUDITED)

(in millions of Euros)	Three months ended March 31, 2020	Three months ended March 31, 2019
Net (loss) / income	(31)	24

Other comprehensive loss
Items that will not be reclassified subsequently to the Unaudited Interim Consolidated Income Statement
Remeasurement on post-employment benefit obligations	(6)	(28)
Income tax on remeasurement on post-employment benefit obligations	(1)	7
Items that may be reclassified subsequently to the Unaudited Interim Consolidated Income Statement
Cash flow hedges	(5)	(7)
Net investment hedges	—	(1)
Income tax on hedges	2	2
Currency translation differences	—	5

Other comprehensive loss	(10)	(22)

Total comprehensive (loss) / income	(41)	2

Attributable to:
Equity holders of Constellium	(41)	1
Non-controlling interests	—	1

Total comprehensive (loss) / income	(41)	2

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)

(in millions of Euros)	At March 31, 2020	At December 31, 2019
Assets
Current assets
Cash and cash equivalents	270	184
Trade receivables and other	545	474
Inventories	694	670
Other financial assets	36	22
	1,545	1,350

Non-current assets
Property, plant and equipment	2,078	2,056
Goodwill	466	455
Intangible assets	70	70
Investments accounted for under the equity method	1	1
Deferred income tax assets	195	185
Trade receivables and other	61	60
Other financial assets	14	7

	2,885	2,834

Total Assets	4,430	4,184

Liabilities
Current liabilities
Trade payables and other	1,166	999
Borrowings	196	201
Other financial liabilities	93	35
Income tax payable	14	14
Provisions	21	23
	1,490	1,272

Non-current liabilities
Trade payables and other	22	21
Borrowings	2,203	2,160
Other financial liabilities	35	23
Pension and other post-employment benefit obligations	680	670
Provisions	101	99
Deferred income tax liabilities	22	24

	3,063	2,997

Total Liabilities	4,553	4,269

Equity
Share capital	3	3
Share premium	420	420
Retained deficit and other reserves	(557)	(519)

Equity attributable to equity holders of Constellium	(134)	(96)
Non controlling interests	11	11

Total Equity	(123)	(85)

Total Equity and Liabilities	4,430	4,184

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non- controlling interests	Total equity
At January 1, 2020	3	420	(177)	(10)	4	53	(389)	(96)	11	(85)
Net loss	—	—	—	—	—	—	(31)	(31)	—	(31)
Other comprehensive loss	—	—	(7)	(3)	—	—	—	(10)	—	(10)

Total comprehensive loss	—	—	(7)	(3)	—	—	(31)	(41)	—	(41)

Transactions with equity holders
Share-based compensation	—	—	—	—	—	3	—	3	—	3

At March 31, 2020	3	420	(184)	(13)	4	56	(420)	(134)	11	(123)

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges and net investment hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non- controlling interests	Total equity

At January 1, 2019	3	420	(129)	(8)	3	37	(448)	(122)	8	(114)
Net income	—	—	—	—	—	—	23	23	1	24
Other comprehensive (loss) / income	—	—	(21)	(6)	5	—	—	(22)	—	(22)

Total comprehensive (loss) / income	—	—	(21)	(6)	5	—	23	1	1	2

Transactions with equity holders
Share-based compensation	—	—	—	—	—	3	—	3	—	3
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	—	—

At March 31,2019	3	420	(150)	(14)	8	40	(425)	(118)	9	(109)

CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

(in millions of Euros)	Three months ended March 31, 2020	Three months ended March 31, 2019
Net (loss) / income	(31)	24
Adjustments
Depreciation and amortization	66	57
Finance costs - net	45	46
Tax (income) / expense	(8)	15
Share of income of joint-ventures	—	(5)
Unrealized losses / (gains) on derivatives - net and from remeasurement of monetary assets and liabilities - net	55	(32)
Losses on disposal	—	1
Other - net	3	2
Interest paid	(50)	(52)
Income tax paid	(3)	(6)
Change in trade working capital
Inventories	(17)	33
Trade receivables	(50)	(75)
Trade payables	158	113
Margin calls	(4)	5
Change in provisions and pension obligations	(7)	(11)
Other working capital	(13)	17

Net cash flows from operating activities	144	132

Purchases of property, plant and equipment	(57)	(59)
Acquisition of subsidiaries net of cash acquired	—	(83)

Net cash flows used in investing activities	(57)	(142)

Lease repayments	(8)	(63)
Proceeds / (repayments) from revolving credit facilities and other loans	3	131
Transactions with non-controlling interests	—	(2)
Other financing activities	4	—

Net cash flows (used in) / from financing activities	(1)	66

Net increase / (decrease) in cash and cash equivalents	86	56
Cash and cash equivalents - beginning of year	184	164
Effect of exchange rate changes on cash and cash equivalents	—	2

Cash and cash equivalents - end of period	270	222

SEGMENT ADJUSTED EBITDA

(in millions of Euros)	Three months ended March 31, 2020	Three months ended March 31, 2019
P&ARP	66	59
A&T	52	52
AS&I	34	29
Holdings & Corporate	(5)	(5)

Adjusted EBITDA	147	135

SHIPMENTS AND REVENUE BY PRODUCT LINE

(in k metric tons)	Three months ended March 31, 2020	Three months ended March 31, 2019
Packaging rolled products	203	207
Automotive rolled products	57	61
Specialty and other thin-rolled products	9	13
Aerospace rolled products	30	30
Transportation, industry and other rolled products	29	36
Automotive extruded products	31	30
Other extruded products	34	36

Total shipments	393	413

(in millions of Euros)
Packaging rolled products	524	548
Automotive rolled products	193	230
Specialty and other thin-rolled products	35	50
Aerospace rolled products	223	205
Transportation, industry and other rolled products	136	173
Automotive extruded products	199	188
Other extruded products	143	155
Other and inter-segment eliminations	(16)	(13)

Total revenue	1,437	1,536

NON-GAAP MEASURES

Reconciliation of net income to Adjusted EBITDA (a non-GAAP measure)

(in millions of Euros)	Three months ended March 31, 2020	Three months ended March 31, 2019
Net (loss) / income	(31)	24
Tax (income) / expense	(8)	15

(Loss) / income before income tax	(39)	39
Finance costs - net	45	46
Share of (income) / loss of joint-ventures	—	(5)

Income from operations	6	80
Depreciation and amortization	66	57
Unrealized losses / (gains) on derivatives	53	(31)
Unrealized exchange losses / (gains) from remeasurement of monetary assets and liabilities – net	2	(1)
Share based compensation costs	3	3
Metal price lag (A)	15	18
Start-up and development costs (B)	2	2
Losses / (gains) on disposals	—	1
Bowling Green one-time costs related to the acquisition (C)	—	6
Other	—	—

Adjusted EBITDA	147	135

(A)

Metal price lag represents the financial impact of the timing difference between when aluminium prices included within Constellium Revenues are established and when aluminium purchase prices included in Cost of sales are established. The Group accounts for inventory using a weighted average price basis and this adjustment aims to remove the effect of volatility in LME prices. The calculation of the Group metal price lag adjustment is based on an internal standardized methodology calculated at each of Constellium’s manufacturing sites and is primarily calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of sales, based on the quantity sold in the year.

(B)	For three months ended March 31, 2020 and 2019, start-up and development costs included €2 million related to new projects in our AS&I operating segment.
(C)	For the three months ended March 31, 2019, Bowling Green one-time costs related to the acquisition included the non-cash reversal of the inventory step-up.

Reconciliation of net cash flows from operating activities to Free Cash Flow (a non-GAAP measure)

(in millions of Euros)	Three months ended March 31, 2020	Three months ended March 31, 2019
Net cash flows from operating activities	144	132
Purchases of property, plant and equipment	(57)	(59)
Other investing activities	—	—

Free Cash Flow	87	73

Reconciliation of borrowings to Net debt (a non-GAAP measure)

(in millions of Euros)	At March 31, 2020	At December 31, 2019
Borrowings	2,399	2,361
Fair value of cross currency basis swaps, net of margin calls	1	6
Cash and cash equivalents	(270)	(184)
Cash pledged for issuance of guarantees	—	—

Net debt	2,130	2,183

Non-GAAP measures

In addition to the results reported in accordance with International Financial Reporting Standards (“IFRS”), this press release includes information regarding certain financial measures which are not prepared in accordance with IFRS (“non-GAAP measures”). The non-GAAP measures used in this press release are: Adjusted EBITDA, Adjusted EBITDA per metric ton, Free Cash Flow and Net debt. Reconciliations to the most directly comparable IFRS financial measures are presented in the schedules to this press release. We believe these non-GAAP measures are important supplemental measures of our operating and financial performance. By providing these measures, together with the reconciliations, we believe we are enhancing investors’ understanding of our business, our results of operations and our financial position, as well as assisting investors in evaluating the extent to which we are executing our strategic initiatives. However, these non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures and may not be comparable to similarly titled measures of other companies.

In considering the financial performance of the business, management and our chief operational decision maker, as defined by IFRS, analyze the primary financial performance measure of Adjusted EBITDA in all of our business segments. The most directly comparable IFRS measure to Adjusted EBITDA is our net income or loss for the period. We believe Adjusted EBITDA, as defined below, is useful to investors and is used by our management for measuring profitability because it excludes the impact of certain non-cash charges, such as depreciation, amortization, impairment and unrealized gains and losses on derivatives as well as items that do not impact the day-to-day operations and that management in many cases does not directly control or influence. Therefore, such adjustments eliminate items which have less bearing on our core operating performance.

Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an Adjusted EBITDA-related performance measure when reporting their results.

Adjusted EBITDA is defined as income / (loss) from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs, impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences on transactions which do not qualify for hedge accounting, metal price lag, share based compensation expense, effects of certain purchase accounting adjustments, start-up and development costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally non-recurring items.

Adjusted EBITDA is the measure of performance used by management in evaluating our operating performance, in preparing internal forecasts and budgets necessary for managing our business and, specifically in relation to the exclusion of the effect of favorable or unfavorable metal price lag, this measure allows management and the investor to assess operating results and trends without the impact of our accounting for inventories. We use the weighted average cost method in accordance with IFRS which leads to the purchase price paid for metal impacting our cost of goods sold and therefore profitability in the period subsequent to when the related sales price impacts our revenues. Management believes this measure also provides additional information used by our lending facilities providers with respect to the ongoing performance of our underlying business activities. Historically, we have used Adjusted EBITDA in calculating our compliance with financial covenants under certain of our loan facilities.

Adjusted EBITDA is not a presentation made in accordance with IFRS, is not a measure of financial condition, liquidity or profitability and should not be considered as an alternative to profit or loss for the period, revenues or operating cash flows determined in accordance with IFRS.

Free Cash Flow is defined as net cash flow from operating activities less capital expenditure, equity contributions and loans to joint ventures and other investing activities. Management believes that Free Cash Flow is a useful measure of the net cash flow generated or used by the business as it takes into account both the cash generated or consumed by operating activities, including working capital, and the capital expenditure requirements of the business. However, Free Cash Flow is not a presentation made in accordance with IFRS and should not be considered as an alternative to operating cash flows determined in accordance with IFRS. Free Cash Flow has certain inherent limitations, including the fact that it does not represent residual cash flows available for discretionary spending, notably because it does not reflect principal repayments required in connection with our debt or capital lease obligations.

Net debt is defined as borrowings plus or minus the fair value of cross currency basis swaps net of margin calls less cash and cash equivalents and cash pledged for the issuance of guarantees. Management believes that Net debt is a useful measure of indebtedness because it takes into account the cash and cash equivalent balances held by the Company as well as the total external debt of the Company. Net debt is not a presentation made in accordance with IFRS, and should not be considered as an alternative to borrowings determined in accordance with IFRS.